REXAM

02 JUN 28 AM 11:38

02042282

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

21 June 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

REXAM PRESS RELEASE

Rexam completes disposal of Image Products business

Rexam PLC, the global consumer packaging company, has completed the disposal, announced in April 2002, of its Image Products business to Sun Capital, a leading US private investment firm. The consideration is £42 million ($60 million), of which £17 million ($25 million) is in loan notes.

19 June 2002

Enquiries

Michael Hartnall, Finance Director 020 7227 4100

Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7186